UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

(Commission File No. 001-39431)

Freeline Therapeutics Holdings plc

(Exact Name of Registrant as Specified in Its Charter)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire 2G1 2FX

United Kingdom

+44 (0)1438 906870

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Freeline Therapeutics, Inc.

c/o Corporation Service Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19808

(302) 636-5401

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): __

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2020 and December 31, 2019 and for the Six Months Ended June 30, 2020 and 2019

99.2	Management’s Discussion and Analysis for the Six Months Ended June 30, 2020 and 2019

99.3	Freeline Reports Half Year 2020 Financial Results and Recent Business Highlights

101

The following materials formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets at June 30, 2020 (unaudited) and December 31, 2019 (audited), (ii) Condensed Consolidated Statements of Operations and Comprehensive Loss for the six month periods ended June 30, 2020 and 2019 (unaudited) and, (iii) Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2020 and 2019 (unaudited) and (iv) Notes to Condensed Consolidated Financial Statements (unaudited)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Brian Silver
	Name:	Brian Silver
	Title:	Chief Financial Officer

Date: October 29, 2020